Exhibit 99.1

Press Release

Annual General Meeting of April 29, 2026

Belén Garijo appointed as Director and Chief Executive Officer of Sanofi

Paris, April 29, 2026. Sanofi’s Mixed General Meeting of Shareholders convened on April 29, 2026, under the chairmanship of Frédéric Oudéa.

All resolutions were approved with a high level of shareholder support, in particular the appointment of Belén Garijo as a board member. In line with the Board’s decision of February 11, Belén Garijo will assume her duties as Chief Executive Officer on May 1, 2026.

Frédéric Oudéa, Chairman of the Board of Directors, stated: “Belén Garijo possesses a rare combination of scientific expertise and operational leadership, developed at the highest level in demanding global environments. A physician by training, she has built a strong track record at the intersection of R&D, strategy, and business model transformation. The Board of Directors has chosen her to lead Sanofi in its next phase of development, with a clear priority: strengthen execution discipline, refine capital allocation, and more consistently translate the quality of our science into sustainable performance. She also has the benefit of many successful years at Sanofi during her career. In an increasingly demanding environment, her approach — grounded in clarity of choices and consistency of implementation — will be essential to accelerate the company’s transformation and create long-term value for patients, our shareholders, our employees and all our other stakeholders.”

The General Meeting approved the social and consolidated accounts for fiscal year 2025 and decided on the distribution of an ordinary annual dividend of €4.12 per share. Dividend payment will be made on May 7, 2026.

The General Meeting also approved the renewal of board mandates for Christophe Babule and Jean-Paul Kress. The Board is delighted to welcome Christel Heydemann, CEO of Orange, as an independent board member. She will bring her experience as top leader and her knowledge of Digital and AI technologies.

The Board of Directors now comprises 16 members, including two employee representatives. It has an independence rate of 79%, includes 57% women and 8 board members of foreign nationality, representing 50%.

Following the departure of Paul Hudson and Patrick Kron, and on the proposal of the Appointments, Governance and CSR Committee, the Board of Directors appointed Frédéric Oudéa as Chairman of the Appointments, Governance and CSR Committee. Furthermore, the Board of Directors appointed Belén Garijo as a member of the Strategic Committee, and Christel Heydemann as a member of the Appointments, Governance and CSR Committee and the Compensation Committee.

The voting results and video of the Annual General Meeting are available here.

Biography of Belén Garijo

Chief Executive Officer and President of Merck for five years, Belén Garijo held various positions within the company since joining in 2011. She led a profound transformation of the Healthcare business, marked by its turnaround and characterized by portfolio repositioning, R&D reorganization, and commercial model realignment. This strategic shift enabled Merck to establish itself as a global player in oncology and immunology. Previously, she served as Senior Vice President of Global Operations Europe at Sanofi-Aventis, where she led the integration of Genzyme following its acquisition. She has also held several leadership positions in R&D and commercial development at various companies at the forefront of the healthcare sector. Belén Garijo is a physician specializing in clinical pharmacology. She began her career as a practicing physician at La Paz Hospital in Madrid.

Photos are available upon request.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pesheva@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi Forward-Looking Statements

This document contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements are statements that are not historical facts.

Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The risks and uncertainties include those discussed or identified in the public filings with the SEC and the French Markets Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the 20-F for the year ended December 31, 2025 or contained in other periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. In light of these risks, uncertainties and assumptions, undue reliance should not be placed on any forward-looking statements contained herein.